Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF
3.850% FIXED RATE RESET NON-CUMULATIVE PREFERRED STOCK, SERIES G
OF
METLIFE, INC.

Pursuant to Section 151(g) of the General Corporation Law
of the State of Delaware

MetLife, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), DOES HEREBY CERTIFY as follows:
1.    On September 8, 2020, the Terms Committee (the “Committee”) of the Board of Directors of the Company (the “Board”), pursuant to the authority vested in the Committee and in accordance with the resolutions of the Board of Directors dated December 10, 2019, the provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws of the Company and applicable law, adopted resolutions creating a series of shares of Preferred Stock, par value $0.01 per share, of the Company, designated as the “3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G” (the “Series G Preferred Stock”), of which 1,000,000 shares were authorized, and caused to be filed a Certificate of Designations of the Series G Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware. The Company issued 1,000,000 shares of the Series G Preferred Stock.
2.    The terms of the Series G Preferred Stock provide that any shares of Series G Preferred Stock redeemed, purchased or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued shares of Series G Preferred Stock.
3.    All 1,000,000 shares of the Series G Preferred Stock that were previously issued have been redeemed, purchased or otherwise acquired by the Company pursuant to resolutions adopted by the Board. Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board adopted resolutions that no shares of the Series G Preferred Stock remain outstanding, and no shares of the Series G Preferred Stock will be issued subject to the Certificate of Designations.
4.    Pursuant to the provisions of Section 151(g) of the DGCL, the Board further adopted resolutions that “as provided by Section 151(g)” of the DGCL “all matters set forth in the Company’s Amended and Restated Certificate of Incorporation with respect to the Series G Preferred Stock shall be eliminated from the Amended and Restated Certificate of Incorporation and the shares of the Series G Preferred Stock shall resume the status of authorized and unissued shares of Preferred Stock, par value $0.01 per share, of the Company, without designation as to series.”
5.    Accordingly, pursuant to the provisions of Section 151(g) of the DGCL, upon the filing of this Certificate of Elimination, the Amended and Restated Certificate of Incorporation of the Company, as heretofore amended, shall be amended so as to eliminate therefrom all reference to the Series G Preferred Stock, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of Preferred Stock, par value $0.01 per share, of the Company, without designation as to series. This Certificate of Elimination shall not affect the total number of authorized shares of capital stock of the Company or the total number of authorized shares of Preferred Stock, par value $0.01 per share, of the Company.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by its duly authorized officer this 14th day of October, 2025.
MetLife, Inc.

By: /s/ John A. Hall
Name: John A. Hall
Title: Executive Vice President and Treasurer